Exhibit 99.1

AXA Equitable Holdings, Inc. Stock Purchase Plan

Effective as of December 1, 2018

Section 1. Purpose

The purpose of The AXA Equitable Holdings, Inc. Stock Purchase Plan (the “Plan”) is to encourage and facilitate equity ownership of AXA Equitable Holdings, Inc. (the “Company”) by participants by providing a continuous opportunity to purchase shares of the Company’s common stock. The Plan was originally adopted effective as of December 1, 2018.

Section 2. Definitions

Whenever used herein, the following terms shall have the respective meanings set forth below:

(a)

“Active” means actively performing services. For this purpose, an Agent or Employee is active if he or she is on short-term disability, military or family leave, but is not active if he or she is retired, on LTD Status, Severance Status or unpaid leave.

(b)	“Affiliate” means each of the Company’s and AXA S.A.’s direct or indirect majority-owned subsidiaries.

(c)

“Agent” means all Active financial professionals classified as full-time life insurance salespersons by an                Employer who are exclusive agents of an Employer or derive more than 50% of their annual income from or one or more Employers.

(d)	“Board” means the Board of Directors of the Company.

(e)	“Company” means AXA Equitable Holdings, Inc., a Delaware corporation.

(f)	“Compensation” means compensation as determined under the AXA Equitable 401(k) Plan.

(g)	“Custodian” means Morgan Stanley Smith Barney or such other entity appointed by the Plan Administrator.

(h)

“Employees” means all Active, part-time benefits-eligible or full-time benefits-eligible common-law employees of an Employer. For this purpose, an Employee includes an Active, full-time common-law employee of an Affiliate who performs services for an Employer pursuant to an expatriate arrangement and an Active, full-time common-law employee of an Employer who performs services for AXA S.A. pursuant to an expatriate arrangement, provided in each case that the employee receives a regular paycheck from an Employer.

(i)	“Employer” means the Company and any of its wholly-owned subsidiaries.

(j)	“Employer Matching Contributions” means amounts contributed by an Employer pursuant to Section 5.3.

(k)

“Individual Account” means a separate account or accounts maintained by the Custodian for each Participant to which shall be credited the amount of any Payroll Contributions made by or on behalf of the Participant, and the number of Shares that are purchased on such Participant’s behalf, pursuant to the terms of the Plan.

(l)	“LTD Status” means long-term disability status, as determined in accordance with the otherwise applicable plans or policies of the applicable Employer.

(m)	“Participant” means an Agent or Employee who has enrolled in the Plan pursuant to Section 5.1.

(n)	“Payroll Contributions” means a Participant’s after-tax payroll contributions to his/her Individual Account pursuant to Section 5.2.

(o)	“Plan Administrator” means the Compensation Committee of the Board.

(p)

“Plan Year” means a period of twelve months commencing on January 1 and ending on the next December 31 except that the 2018 Plan Year shall begin on December 1, 2018 and shall end on December 31, 2018.

(q)	“Purchase Date” means the last Trading Day of each month or any other Trading Day designated by the Plan Administrator on which Shares will be purchased under the Plan.

(r)

“Purchase Funds” means the Payroll Contributions in the Individual’s Account as of the close of the third business day immediately preceding a Purchase Date or such other date as determined by the Plan Administrator and their related Employer Matching Contributions.

(s)

“Severance Status” means severance status as determined in accordance with the otherwise applicable plans or policies of the applicable Employer. Individuals whose jobs are eliminated under the AXA Equitable Severance Benefit Plan will be deemed to be in Severance Status as of their job elimination date as defined in that plan.

(t)	“Shares” means shares of the Company’s common stock, par value $0.01 per share, traded on the New York Stock Exchange.

(u)	“Trading Day” means any day on which the New York Stock Exchange is open for trading other than a day on which the trading session is scheduled to close before the normal weekday closing time.

Section 3. Administration

The Plan shall be administered by the Plan Administrator. The Plan Administrator shall have authority to make, amend and rescind rules and regulations for the administration of the Plan and make all other determinations necessary or advisable regarding the Plan. The Plan Administrator may delegate its authority and powers under the Plan to any Employee or group of Employees and, unless otherwise determined by the Plan Administrator, the compensation and benefits team reporting to the Chief Human Resources Officer of AXA Equitable Life Insurance Company shall have all authority and powers of the Plan Administrator other than those provided in Section 8.4 of the Plan. All interpretations and determinations made by the Plan Administrator or its delegate shall be final and binding on all parties who have an interest in the Plan and their legal representatives and beneficiaries. The Plan Administrator’s and its delegate’s determinations under the Plan need not be uniform and may be made selectively among Participants, whether or not such Participants are similarly situated.

Section 4. Eligibility

4.1 General Rule. All Agents and Employees shall be eligible to participate in the Plan.

Section 5. Purchases

5.1 Participation. An Agent or Employee may participate in the Plan by completing a paper or online enrollment form or satisfying such other conditions and procedures as the Plan Administrator or an Employer shall establish from time to time.

5.2 Payroll Contributions. A Participant may make Payroll Contributions by authorizing a deduction of a whole percentage from 1% to 100% of the Participant’s after-tax Compensation in each paycheck from an Employer into his or her Individual Account in accordance with the otherwise applicable policies and procedures of the Participant’s Employer, the Company and the Plan. Any election to authorize Payroll Contributions shall be effective as soon as administratively practicable after the date on which the Participant enrolls. The Payroll Contributions authorized by the Participant shall continue until the Participant changes his or her Payroll Contributions pursuant to Section 6.1 or ceases to be an Employee or Agent under Section 7.1.

5.3 Employer Matching Contributions. A Participant’s Employer shall make Employer Matching Contributions in U.S. dollars equal to 15% of the Participant’s Payroll Contributions, which shall be used to purchase Shares, provided that the total Employer Matching Contributions for any Participant for a Plan Year shall not exceed $3,750 and further provided that the total Employer Matching Contributions for any Participant for the 2018 Plan Year shall not exceed the excess of $3,750 over any matching contribution received by the Participant in 2018 under the AXA Financial Stock Purchase Plan (the “AXF Plan”).

5.4 Mandatory Six-Month Holding Period. All Shares purchased under the Plan may not be sold or transferred by a Participant or his or her heirs until the earlier of: (a) six months from the applicable Purchase Date and (b) such Participant’s death.

5.5 Purchase of Shares. On each Purchase Date, the Custodian will purchase whole Shares for each Participant in the open market using the Purchase Funds, unless the Plan Administrator shall otherwise determine prior to the Purchase Date. The Participant’s Individual Account shall be credited with the number of whole Shares purchased on his or her behalf and shall be charged for the amount allocated to such purchase.

5.6 Purchase Limit. Notwithstanding anything in the Plan to the contrary, the amount of a Participant’s Payroll Contributions for a Plan Year that are eligible to be used to purchase Shares under the Plan (“Eligible Contributions”) shall not exceed $50,000; provided that, for the 2018 Plan Year, the amount of a Participant’s Eligible Contributions shall not exceed the excess of $67,000 over the amount of the participant’s contributions under the AXF Plan for 2018.

5.7 Number of Shares; Term. Notwithstanding anything in the Plan to the contrary, and subject to Section 10.3, a total of 8 million Shares is reserved for purchase under this Plan. The Shares purchased under the Plan may be newly-issued Shares, treasury Shares or Shares acquired in the open market. If the Shares are newly-issued or treasury Shares, the purchase price shall be the average of the closing sale prices per share of Common Stock on the New York Stock Exchange for the last five trading days preceding the Purchase Date, or such other price as determined by the Plan Administrator in its sole discretion. The Shares must be purchased prior to September 21, 2028.

Section 6. Payroll Contribution Changes and Withdrawals

6.1 Payroll Contribution Changes. A Participant may increase, decrease or stop the Participant’s Payroll Contributions to the Plan in accordance with policies and procedures of the Participant’s Employer and such requirements as the Plan Administrator shall determine. Any such increase, decrease or cessation of Payroll Contributions shall take effect as soon as administratively practicable.

6.2 Withdrawals. Subject to Section 5.4, a Participant may at any time (subject to such notice or other requirements as the Plan Administrator may from time to time prescribe), and for any reason, withdraw all or any portion of the Shares, if any, in the Participant’s Individual Account. A Participant may not withdraw any cash in the Participant’s Individual Account while the Participant is an Agent or Employee and may withdraw any such cash thereafter subject to such notice or other requirements as the Plan Administrator may from time to time prescribe.

Section 7. Termination of Agent or Employee Status

7.1 Status Changes. In the event that a Participant ceases to be an Agent or Employee, no further Payroll Contributions by such Participant shall be permitted and no further purchases shall be made on behalf of the Participant under the Plan, as soon as administratively practicable after the Participant’s change in status.

7.2 Participant Account. Subject to Section 5.4, upon termination of Agent or Employee status, a Participant that does not withdraw the entire balance of his or her Individual Account may be required to pay any fees associated with maintaining his or her Individual Account. Alternatively, the Company may instruct the Custodian to distribute the entire balance of the Participant’s Individual Account to the Participant.

Section 8. Miscellaneous Provisions

8.1 Withholding. An Employer may make such provisions and take such action as it may deem necessary or appropriate for the withholding or reporting of any taxes which the Employer is required by law or regulation of any governmental authority, whether foreign, federal, state or local, to withhold in connection with the Plan, including, but not limited to, the withholding of appropriate sums from any amounts otherwise payable to a Participant.

8.2 Rights Not Transferable. Rights under the Plan are not transferable by a Participant.

8.3 Adjustments in Capitalization; Mergers. In the event of any stock dividend or stock split, recapitalization (including, without limitation, the payment of an extraordinary dividend), merger, consolidation, combination, spin off, distribution of assets to shareholders (other than ordinary cash dividends), exchange of shares, or other similar corporate change affecting the Shares, (a) Shares credited to each Participant’s Individual Account shall be adjusted in the same manner as all other outstanding Shares in connection with such event, and (b) the Plan Administrator shall determine the kind of stock which may be acquired under the Plan after such event, and the determination of the Plan Administrator shall be conclusive. Except as otherwise determined by the Board or a committee thereof, a merger or a similar reorganization which the Company does not survive, a liquidation or distribution of the Company, or a sale of all or substantially all of the assets of the Company, shall cause the Plan to terminate upon the occurrence of such event and all Shares, other securities and cash, if any, in the Individual Accounts of Participants shall be distributed pursuant to Section 7.2 as soon as administratively practicable.

8.4 Amendment of the Plan. The Plan Administrator may at any time, and from time to time, amend or modify the Plan in any respect, provided, however, no amendment, modification, or termination of the Plan shall in any manner adversely affect any cash or Shares in the Participant’s Individual Account, without the consent of the Participant, unless such amendment or modification is required by law. The Plan shall terminate at any time at the discretion of the Plan Administrator. Upon termination of the Plan, all Shares and cash, if any, in the Individual Accounts of Participants shall be distributed to each Participant pursuant to Sections 6.2 or Section 7.2 as soon as practicable.

8.5 Requirements of Law. The Company’s obligation to deliver Shares under the Plan and the Custodian’s obligation to distribute Shares under the Plan shall be subject to all applicable laws, rules and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required.

8.6 Custodial Arrangement. All cash and Shares allocated to a Participant’s Individual Account under the Plan shall be held by the Custodian in its capacity as a custodian for the Participant with respect to such cash and Shares. Nothing contained in the Plan, and no action taken pursuant to the Plan, shall create or be construed to create a trust of any kind, or a fiduciary relationship between the Company and its officers or the Board or the Plan Administrator or the Custodian, on the one hand, and any Participant, the Company or any person or entity, on the other hand.

8.7 No Right to Continuous Service. The Plan and any right to purchase Shares granted hereunder shall not confer upon any Participant any right with respect to continuance of service by the Company or any Affiliate, nor shall they restrict or interfere in any way with the right of the Company or any of its Affiliates to terminate the Participant’s service at any time.

8.8 Indemnification. Each person who is or shall have been a member of the Board or the Plan Administrator shall be indemnified and held harmless by each Employer against and from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by him/her in connection with or resulting from any claim, action, suit or proceeding to which he/she may be made a party or in which he/she may be involved by reason of any action taken or failure to act under the Plan (in the absence of bad faith) and against and from any and all amounts paid by him/her in settlement thereof, with the Company’s approval, or paid by him/her in satisfaction of any judgment in any such action, suit or proceeding against him/her, provided he shall give the Company an opportunity, at its own expense, to handle and defend the same before he/she undertakes to handle and defend it on his/her own behalf. The foregoing right of indemnification shall not be exclusive and shall be independent of any other rights of indemnification to which such persons may be entitled under the Company’s Certificate of Incorporation or By-Laws, by contract, as a matter of law, or otherwise.

8.9 No Limitation on Compensation. Nothing in the Plan shall be construed to limit the right of the Company to establish other plans.

8.10 No Constraint on Corporate Action. Nothing in this Plan shall be construed (a) to limit, impair or otherwise affect the right or power of the Company or any of its Affiliates to make adjustments, reclassifications, reorganizations or changes to their capital or business structure, or to merge, consolidate or dissolve or to liquidate, sell, or transfer all or any part of their business or assets, or (b) except as provided in Section 8.4, to limit the right or power of the Company or any of its Affiliates to take any action which such entity deems to be necessary or appropriate.

8.11 Governing Law. The Plan shall be construed in accordance with and governed by the laws of Delaware, without regard to principles of conflict of laws.

8.12 No Impact on Benefits. Except as may otherwise be specifically stated under any employee benefit plan, policy or program, no amount payable in respect of this Plan shall be treated as compensation for purposes of calculating a Participant’s rights under any such plan, policy or program.

8.13 Offsets. In the event that a Participant owes any amounts to an Employer, the Plan Administrator may instruct the Custodian to restrict the Participant’s Individual Account so that no withdrawals or transfers of cash or Shares may be made by the Participant. In addition, to the extent permitted by applicable law, the Plan Administrator may instruct the Custodian to apply any cash or Shares held in the Participant’s Individual Account to the payment of the amount owed. In the event that any or all of the Participant’s indebtedness is not satisfied by any such set-off, the Participant shall continue to remain responsible for payment of the outstanding balance.

8.14 Beneficiary Designations. Each Participant under the Plan may from time to time pursuant to procedures determined by the Plan Administrator name any beneficiary or beneficiaries by whom any right under the Plan is to be exercised in case of such Participant’s death.

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